SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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DIRECT DIAL (213) 687-5527 DIRECT FAX (213) 621-5527 EMAIL ADDRESS JONATHAN.KO@SKADDEN.COM	LOS ANGELES, CALIFORNIA 90071-3144 ——— TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com August 23, 2016

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Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Saban Capital Acquisition Corp.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted July 29, 2016

CIK No. 0001671854

Dear Ms. Hayes:

On behalf of Saban Capital Acquisition Corp. (the “Company”), in connection with the proposed initial public offering of the Company’s securities, we have filed today the Company’s Registration Statement on Form S-1 (the “Registration Statement”) in response to the comment of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated August 8, 2016, concerning Amendment No. 2 to the Company’s draft Registration Statement on Form S-1 submitted on July 29, 2016 (the “Draft Registration Statement”).

U.S. Securities and Exchange Commission

August 23, 2016

The changes reflected in the Registration Statement include those made in response to the Staff’s comment as well as other updates. For the convenience of the Staff, we also have sent to you paper copies of this letter and copies of the Registration Statement marked to show changes from the Draft Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement.

Dilution, page 63

1.	Please refer to prior comment 1. In the headnote, please revise your description of the caption, “Pro forma net tangible book value after this offering and the sale of the private placement warrants,” to be consistent with your revisions to this table, by removing references to the immediate increase of “$9.18 per share to our sponsor” and the immediate dilution of “$10.00 per share or 100% to our public shareholders not exercising their redemption rights.” This disclosure continues to imply that your capitalization will decrease by $0.82 per share as a result of this offering instead of increasing by this amount.

The Company has revised the disclosure as requested. Please see page 63.

*    *    *

U.S. Securities and Exchange Commission

August 23, 2016

Please contact me at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc:	Saban Capital Acquisition Corp.

Adam Chesnoff

cc:	Freshfields Bruckhaus Deringer US LLP

Paul Tropp